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                                                                     PAGE 1 OF 5



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*
                                            --

                 Community Trust Financial Services Corporation
      ---------------------------------------------------------------------
                                (NAME OF ISSUER)

                         Common Stock, $2.50 Par Value
      ---------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   204154108
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                             With a copy to Angel J. Byrd
                                              Community Trust Financial
                                                 Services, Corporation
                     John N. Bleakley                P.O. Box 1700
                 8485 Hay-Renside Circle           Hiram, GA  30141
                    Dallas, GA  30132                (770)445-1014
      ----------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)

                                August 10, 1998
      -----------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B) (3) OR (4), CHECK THE FOLLOWING BOX [ ].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT [ ]. (A FEE IS NOT REQUIRED ONLY IF THE REPORTING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13D-7.)

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).
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                                  SCHEDULE 13D

CUSIP NO.    204154108                                          PAGE 2 OF 5
             ---------
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1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITITIES ONLY)
   John N. Bleakley  (###-##-####)
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [  ]
                                                         (b)  [  ]
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3  SEC USE ONLY
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4  SOURCE OF FUNDS*
   Not Applicable
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) OR 2(e)                 [  ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
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                 7  SOLE VOTING POWER
   NUMBER OF        26,779 (consisting of 18779 shares held by John N. Bleakley
     SHARES         individually, 2,000 shares held by John N. Bleakley,
  BENEFICIALLY      as custodian for Emily Alford, 2,000 shares held by John N.
    OWNED BY        Bleakley as custodian for Lauren Taylor Bleakley, 2,000
      EACH          shares held by John N. Bleakley as custodian for Logan
    REPORTING       Bleakley, 2,000 shares held by John N. Bleakley as custodian
     PERSON         for Thomas Bleakley.
      WITH
               ----------------------------------------------------------------
                8  SHARED VOTING POWER
                    18,779 (consisting of 18,779 shares owned by his wife,
                    Dorothy Bleakley.)
               ----------------------------------------------------------------
                 9  SOLE DISPOSITIVE POWER
                    26,779 shares
               ----------------------------------------------------------------
                10  SHARED DISPOSITVE POWER
                    18,779 shares
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    45,558 Shares
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*       [  ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.00%
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14  TYPE OF REPORTING PERSON*
    IN
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*SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH SIDES OF THE COVER PAGE,
RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       2
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                                                                   PAGE 3 OF 5


ITEM 1.  SECURITY AND ISSUER
----------------------------

     This statement relates to the common stock, $2.50 par value per share ("Common Stock"), of Community Trust Financial Services Corporation (the "Company"). The address of the principal executive office of the Company is 3844 Atlanta Highway, Hiram, Georgia 30141. The principal executive officers of the Company are Ronnie L. Austin, President and Chief Executive Officer, and Angel J. Byrd, Principal Accounting Officer.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

a.   The name of the reporting person is John N. Bleakley.

b. Mr. Bleakley's residence address is 8485 Hay-Renside Circle, Dallas, Georgia 30132.

c. Mr. Bleakley is owner of John Bleakley RV Center, located at 4411 Bankhead Highway, Douglasville, Georgia 30134.

d. During the last five years, Mr. Bleakley was not convicted in any criminal proceeding.

e. During the last five years, Mr. Bleakley was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.   Mr. Bleakley is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

     Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

     All of the 45,558 shares beneficially owned by Mr. Bleakley were acquired solely for investment purposes. Mr. Bleakley may purchase or sell additional shares in the future, but no specific determination has been made by Mr. Bleakley in this regard.

     Mr. Bleakley has no present intent to merge, reorganize, or liquidate the Company or any of its subsidiaries; to sell or transfer any material amount of assets of the Company or any of its subsidiaries; to change the current Board of Directors or management of the Company; to make any material change in the Company's capitalization, dividend policy, or business or corporate structure; to make any change in the Company's articles of incorporation or bylaws or to take any other actions which might impede the acquisition of control of the Company to become eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934; or to take any action similar to the actions listed above.

                                       3
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                                                                    PAGE 4 OF 5


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

a. Mr. Bleakley beneficially owns a total of 45,558 shares of Common Stock, representing 4.00% of the outstanding Common Stock of the Company.

b. Of the 45,558 shares of common stock referred to in (a) above which are beneficially ownd by Mr. Bleakley, he has sole voting and dispositive power with respect to 26,779 shares, and his wife, Dorothy Bleakley, has sole voting and dispositive power with respect to 18,779 shares. Such voting and dispositive power is as follows:

     (i)   18,779 shares owned individually by John N. Bleakley.
     (ii)  2,000 shares owned by John N. Bleakley as custodian for Emily Alford.
     (iii) 2,000 shares owned by John N. Bleakley as custodian for Lauren Taylor Bleakley.
     (iv)  2,000 shares owned by John N. Bleakley as custodian for Logan
           Bleakley.
     (v)   2,000 shares owned by John N. Bleakley as custodian for Thomas
           Bleakley.
     (vi)  18,779 shares owned individually by Dorothy Bleakley.

     Dorothy Bleakley is a United States citizen whose residence is also 8485 Hay-Renside Circle, Dallas, Georgia 30132. Mrs. Bleakley is not employed. During the last five years, Mrs. Bleakley (i) was not convicted in any criminal proceeding and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result, made her subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

c.   Not applicable.

d.   Not applicable.

e. Based upon information set forth in the Company's Quarterly Report on Form 10Q-SB for the quarterly period ended June 30, 1998, as of August 11, 1998, there were issued and outstanding 1,140,078 shares of Common Stock of the Company. Since the Company's outstanding shares of Common Stock increased by 294,118 shares on August 10, 1998 due to completion of a public offering, Mr. Bleakley ceased to be the beneficial owner of more than five percent of the class of securities as of August 10, 1998.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
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TO SECURITIES OF THE ISSUER.
----------------------------

     Mr. Bleakley has no contracts, arrangements, understandings, or relationships (legal or other wise) between any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

     Not applicable.

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                                                                    PAGE 5 OF 5

                                   SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                    August 26, 1998


                                    /s/John N. Bleakley
                                    -------------------------------
                                    (SIGNATURE)

                                    John N. Bleakley
                                    (NAME)

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